Exhibit 99.3

NEWS RELEASE
OTC-BB: CPPXF

CONTINENTAL ENERGY COMPLETES 3D SEISMIC PROGRAM

JAKARTA – September 27, 2011 - Continental Energy Corporation (OTCBB: CPPXF) (the “Company”) an emerging international oil and gas company, today announced the hard fought completion of 3D seismic acquisition and processing operations on its Bengara-II Block, Indonesia. The Bengara-II block production sharing contract is owned and operated by the Company's 18% owned subsidiary, Continental-GeoPetro (Bengara-II) Ltd. ("CGB2").

Surface damage claims disputes with prawn farm operators in the area of the seismic data acquisition program commenced in 2009. These delays have resulted in accumulated delays of two years to the original estimated date for completion of seismic recording operations. These disputes have led to considerable cost increases due to standby charges during down times, and duplication of work; particularly re-surveying, re-bridging, and the re-drilling of seismic shot-holes, made necessary by physical deterioration due to extended periods of inactivity.

CGB2 has applied for lost time compensation to extend the exploration period of the Bengara-II PSC for an additional two years due to these delays. CGB2 has also revised its 2011 budget and increased its estimate of the total cost of the combined 3D and 2D seismic program by an additional $11.6 million, bringing the total estimated completion cost for the 2009 Bengara-II seismic program to $35 million.

Field shooting and recording operations on the 3D portion of the 2009 Bengara-II block seismic acquisition program are now completed. The full original 3D program of 178 square kilometers (120 km2 full fold) has been recorded. Computer processing of the entire 3D program is also now completed. Interpretation of the 3D dataset has begun and is expected to be completed by end of November 2011.

Original 2009 plans called for a total of 920 line kilometers of new 2D seismic data to also be shot and recorded. Repositioning of some lines and abandonment of others due to the prawn farm issues has resulted in a reduction of the planned 2D program. CGB2 now expects to complete a total of 685 line kilometers of new 2D seismic recording.

Field shooting and recording operations on the revised 2D portion of the 2009 Bengara-II block seismic acquisition program are now over 70% completed. Field operations are expected to complete and cease by end of October 2011. Computer processing of the 2D program is expected to be completed by year end 2011.

CGB2 is currently finalizing its 2012 work program and budget and the Company will update 2012 drilling plans when the budget is finalized. The drilling of the Muara Makapan-2 appraisal well originally planned for later in the third quarter of 2011 will be delayed by the late completion of the seismic program and will likely commence in the first quarter of 2012.

On behalf of the Company,
Richard L. McAdoo, CEO

Source: Continental Energy Corporation
Media Contacts: Robert V. Rudman, CFO, 561-779-9202, rvrudman@gmail.com or AGORACOM cppxf@agoracom.com
Further Info: www.continentalenergy.com and http://agoracom.com/ir/continentalenergy

No securities regulatory authority has either approved or disapproved the contents of this news release.
Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.